POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2016 and 2015. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2016, may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 8, 2017 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events.

Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth, the shift in the internal mix of revenue sources and the impact thereof on sustained profitability; the maximization of gross profit and the accretive nature of new deals and products on profitability; enhancing the capabilities of the Corporation’s loyalty commerce platform and its consumer product innovations; development of growth opportunities for the Corporation through access to growing loyalty membership databases; the Corporation’s ability to generate positive returns on its historical and ongoing investments in its loyalty commerce platform and its expansion of new product offerings; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

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Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s fourth quarter and 2016 financial results, and those described in Points’ other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and interim condensed consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

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BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is the global leader in powering loyalty commerce. The Corporation’s products and services help the world’s leading loyalty programs enhance loyalty member engagement and participation and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the Points.com website, where millions of members manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Loyalty programs generate substantial economic benefits and are increasingly seen as strategic marketing and business assets. The Corporation provides products and services which help make loyalty programs more valuable and engaging. Points does not directly compete with loyalty rewards programs and as such operates as a business partner of the loyalty program. Consequently, Points products and services are available to numerous loyalty partners simultaneously through the Loyalty Commerce Platform (“LCP”), which is the backbone of Points’ product and service offerings. The LCP has been designed as an Application Program Interface (“API”) driven transactional platform that provides internal and external product developers easier access to the direct integrations into the Corporation’s technological infrastructure. This approach facilitates loyalty commerce transactions and encourages incremental participation resulting in greater value to a loyalty program partner and their membership base. The LCP offers a consistent interface for developers that is self-serve capable, providing broad access to loyalty transaction capabilities based on the Corporation’s direct integrations with its loyalty program partners. The LCP supports not only the Corporation’s core Buy, Gift and Transfer (“BGT”) products, but also additional loyalty products offered by Points directly or by third party product providers. Additionally, the LCP facilitates the broad distribution of loyalty currencies and loyalty commerce transactions through multiple channels, including third party integrations, via the newly developed Points Loyalty Wallet. Furthermore, the Corporation leveraged the technologies acquired from its purchase of Accruity Inc. in 2014, to develop Points Travel, the leading white-label travel booking solution for the loyalty industry. This innovation allows a loyalty program to provide a seamless travel booking experience and allows the program members to earn and / or redeem loyalty currency while making hotel and car bookings.

The Corporation’s business relationships with its Loyalty Partners enable the products and services it offers to be exposed to the vast memberships of these Loyalty Partners. Access to these growing loyalty membership databases provides growth opportunities for the Corporation by increasing the overall level of member engagement with the Corporation’s products in a very cost effective manner. In addition, offering new and innovative products to expand the suite of product offerings on the LCP to existing and new loyalty programs presents an additional growth opportunity for the Corporation. Securing additional Loyalty Partners to utilize our LCP, products and services provides a further growth opportunity for Points. With direct integrations into more than 50 of the world’s leading loyalty programs and access to over 700 million loyalty members, the LCP uniquely positions the Corporation to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

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The Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

º	United Airlines MileagePlus	º	InterContinental Hotels Group
º	Southwest Airlines Rapid Rewards	º	Amtrak Guest Rewards
º	British Airways Executive Club	º	Hilton HHonors
º	Virgin Atlantic Flying Club	º	Alaska Airlines Mileage Plan
º	AF-KLM Flying Blue	º	Saudi Arabian Airlines Alfursan
º	Starwood Preferred Guest	º	Delta Air Lines SkyMiles
º	Hyatt Gold Passport	º	American Airlines AAdvantage
º	JetBlue TrueBlue	º	Lanpass
º	La Quinta Returns	º	Miles&More

In 2016, Points delivered over $400 million annually in additional revenue for partners whose loyalty program members number over 700 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation does assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currencies for loyalty program partners and other revenue received from partners which is not transactional in nature.

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Interest Income:
Lastly, as part of its operating economics, the Corporation earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 27%. In addition, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant in loyalty programs in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In light of this environment, the Corporation continues to advance the functionality of its LCP which provides external product developers easy access to direct integrations with the Corporation’s loyalty program partners. The LCP provides a medium to more easily facilitate transactions and provide greater value to a loyalty program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry. As the Corporation continues to advance the platform’s capabilities, management believes the addressable market opportunity for the Corporation will continue to increase.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

Financial results for the year ended December 31, 2016, reflected the strength of the Corporation’s core business combined with continued investment in the Corporation’s Points Travel product and the expansion of the Loyalty Commerce Platform. Revenue grew 9% on a year over year basis, largely from organic growth from the Corporation’s existing loyalty partnerships. Gross profit increased 2% on a year over year basis, to $43,338. Gross profit year over year growth from existing partnerships was partially offset by the impact of the US Airways BGT program departure which occurred at the end of the first quarter of 2015.

From a profitability perspective, Adjusted EBITDA in 2016 decreased by $536 or 4% from the prior year to $12,106, largely due to the impact of the US Airways departure and increased operating expenses during the year. Marketing initiatives related to the Corporation’s Points Travel product and increased rent expense from the Corporation’s new head office lease were the primary drivers of the operating expense increase. The Corporation recorded a net loss of $1,515 in 2016 compared to net income of $5,165 in 2015. The net loss in 2016 resulted from a $5,000 write-down of the Corporation’s investment in China Rewards.

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In 2016, the Corporation continued to leverage the strength of its core business to fund investments in longer term growth areas. Specifically, these investment areas were the Corporation’s Points Travel product and additional features to the Loyalty Commerce Platform.

Points Travel investments increased during the year to better position the Corporation to capture a significant market opportunity by connecting loyalty with the online travel vertical. Throughout the year, the Points Travel product consistently demonstrated its strong value proposition and market fit in the loyalty space, with several successful launches across Europe and North America. In 2016, Points operationalized five loyalty program partners onto its Points Travel platform. In Europe, the Corporation launched Points Travel products with Miles&More and Air France-KLM’s Flying Blue program, two leading frequent flyer programs. In North America, the Corporation launched the Air Miles Travel Hub with Canada’s most popular coalition loyalty program, and hotel redemption programs with Hawaiian Airlines hotel booking redemption program and La Quinta Inns & Suites. Lastly, just after the end of 2016, the Corporation announced a new partnership with All Nippon Airlines, Japan’s largest airline, to offer their loyalty members with the ability to earn or redeem their miles when transacting for hotel bookings, car rental bookings, and online shopping malls. These new product launches represent a distinct product offering to the world’s loyalty programs, further increasing the addressable market opportunity for the Corporation by connecting loyalty with the online travel vertical.

Increased investment levels on Points Travel in 2016 were focused on both ongoing product development and marketing efforts towards the five loyalty programs in market. From a development perspective, the Corporation developed and brought to market hotel redemption functionality and car rental booking features in 2016, enabling consumers the ability to book hotel rooms or car rentals using their miles, or a combination of miles and cash. Marketing investments incurred by the Corporation were largely in the fourth quarter of 2016, and focused on enhancing customer acquisition and awareness amongst the multiple partner installations.

With respect to the Loyalty Commerce Platform, development efforts were focused on enhancing the distribution capabilities of the LCP, leveraged by the Corporation’s Loyalty Wallet, a new product offering which management views as a longer-term growth opportunity for the Corporation. The Loyalty Wallet facilitates the broad distribution of loyalty currencies, making it easier for loyalty members to earn and use loyalty currencies in their preferred channels with relevant transactions. During the year, the Corporation announced a new Loyalty Wallet partnership with App in the Air, the travel app helping users navigate the entire flying process, which will enable its users the ability to register, track, and transact between their favorite travel loyalty programs. In addition, both Choice Hotels and Alaska Airlines started leveraging the Loyalty Wallet service in 2016 to better manage exchanges on their own loyalty program site. These new partnerships demonstrate the product’s market fit in both loyalty program channels and non-loyalty program channels.

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The Corporation’s core loyalty currency retailing business remains strong with a solid base of long-term partnerships and a pipeline of global opportunities. In the first quarter of 2016, the Corporation announced multi-year partnership extensions with two of its larger principal partners, Southwest Airlines Rapid Rewards and Air France-KLM’s Flying Blue programs. In addition, in the second quarter of 2016, the Corporation launched a new principal partnership with Shangri-La hotels, a premier hotel network that operates hotels across North America, Europe, Australia, China, and the Middle East. Furthermore, just after 2016, the Corporation expanded its global footprint in Latin America and the Caribbean with a new partnership with Copa Airline’s ConnectMiles program, offering ConnectMiles Members to buy, gift and transfer reward miles. Through these new contracts and contract extensions, Points will continue to power the BGT and business incentive programs for these loyalty program partners.

Lastly, Points reinitiated its Normal Course Issuer Bid (“NCIB”) during the first quarter of 2016 to repurchase and cancel up to 764,930 of its common shares as part of its commitment to creating shareholder value. The Corporation’s balanced capital allocation strategy leverages its strong balance sheet to invest in growth opportunities while returning value to shareholders.

2016 KEY FINANCIAL MEASURES

Highlights of operating results for the year ended December 31, 2016 include:

  Record revenue of $321,821 an increase of $25,445 or 9% from the prior year;
  Gross profit of $43,338, an increase of $672 or 2% from the prior year (please refer to ‘Revenue, Direct Costs and Gross Profit’ on page 8 for definition and explanation);
  Net loss of $1,515, a decrease of $6,680 from the prior year;
  Earnings before taxes, depreciation, amortization, share-based compensation, impairment of long-term investments and foreign exchange (“Adjusted EBITDA”) of $12,106, lower by $536 or 4% from the prior year (please refer to ‘Adjusted EBITDA’ on page 12 for definition and explanation); and,
  As at December 31, 2016, the Corporation had cash and cash equivalents of $46,492 and no debt.

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SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except
share and per share amounts)	2016	2015	2014

Revenue	$321,821	$296,376	$254,989
Gross profit[1]	43,338	42,666	39,656
Ongoing operating costs[2]	33,549	31,612	30,601
Adjusted EBITDA[3]	12,106	12,642	10,876
Net income (loss)	$(1,515)	$5,165	$4,684

Earnings (loss) per share
Basic	$(0.10)	$0.33	$0.30
Diluted	$(0.10)	$0.33	$0.30

Weighted average shares outstanding
Basic	15,219,283	15,547,595	15,402,258
Diluted	15,219,283	15,601,170	15,627,059

Total assets	$103,234	$99,928	$85,061

Total liabilities	$62,916	$57,733	$43,844

Shareholders’ equity	$40,318	$42,195	$41,217

1Gross profit is a non-GAAP financial measure. Refer to page 8 for definition and explanation.
2Ongoing operating costs is a non-GAAP financial measure. Refer to page 10 for definition and explanation.
3Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS PROFIT

Gross profit, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross profit is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross profit dollars generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

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Direct cost of principal revenue consists of variable direct costs incurred to generate principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase of such currency, and credit card processing fees.

(In thousands of US dollars)	2016	2015	Variance
Principal revenue	$308,964	$283,409	$25,555
Other partner revenue	12,648	12,871	(223)
Interest revenue	209	96	113
Total Revenue	$321,821	$296,376	$25,445
Direct cost of principal revenue	278,483	253,710	24,773
Gross profit[1]	$43,338	$42,666	$672
Gross margin[2]	13%	14%	(1%	)

1Gross profit is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue.
2Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue.

The Corporation generated record revenue of $321,821 for the year ended December 31, 2016, an increase of $25,445 or 9% over 2015. The increase in revenues over the prior year is primarily attributable to promotional activities which generated approximately 9% organic growth from existing partnerships in the Corporation’s core retailing business. In particular, the Corporation saw significant revenue growth with its principal partners in the hospitality and the airline industry. Lastly, the increase is partially due to the full year recognition of the United Airlines MileagePlus as a principal partner in 2016, whereas in 2015, revenues from the United Airlines MileagePlus were recognized on a net basis until it was migrated on to the Corporation’s Loyalty Commerce Platform during the first half of 2015.

Principal revenue for 2016 was $308,964, an increase of $25,555 or 9% over 2016. The increase in principal revenues was primarily driven from organic growth with existing loyalty partnerships in both the hospitality industry and the airline industry. Further, the Corporation experienced increased revenue with certain loyalty partnerships that made changes to their loyalty programs. Fluctuations in the Corporation’s principal revenues are driven by many factors, including the timing and richness of promotional offers, the growth in a partner’s membership base, the effectiveness of online channel distribution and merchandising, retail pricing, and changes to the terms and utility of loyalty currencies.

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Other partner revenue for 2016 was $12,648, a decrease of $223, or 2%, from 2015. The year-over-year decrease was largely due to the departure of the US Airways BGT program whereby revenues were recorded on a net basis as other partner revenue in the first quarter of 2015 prior to their departure. Further, the decrease was due to a change in revenue recognition for the United Airlines MileagePlus from commission revenue to principal revenue after United Airlines MileagePlus was migrated onto the Loyalty Commerce Platform in the first half of 2015. These decreases to other partner revenue were largely offset by strong organic growth from existing commission partnerships, and to a lesser extent, incremental revenues from the Points Travel product.

Gross profit for 2016 was $43,338, an increase of $672 or 2% from the prior year. The increase in gross profit is due to organic revenue growth across the Corporation’s portfolio of loyalty partners, partially offset by the departure of US Airways which was recognized as a commission partner in the first quarter of 2015. Gross margin decreased from 14% in 2015 to 13% in 2016. The lower margin profile can be attributed to the departure of the US Airways BGT program in the first quarter of 2015. Revenues from this partnership were recorded on a net basis in other partner revenue. Further, revenues from the United Airlines MileagePlus program were recognized on a gross basis throughout all of 2016, whereas, the revenues from the program were recognized on a net basis in the first quarter of 2015.

ONGOING OPERATING COSTS

Ongoing operating costs is a non-GAAP financial measure, which is defined as Total Expenses as presented in the consolidated financial statements before direct cost of principal revenue, depreciation and amortization, foreign exchange gains and losses, and impairment of long term investment.

(In thousands of US dollars)	2016	2015	Variance
Employment costs	$23,220	$22,699	$521
Marketing and communications	2,220	1,704	516
Technology services	1,691	1,343	348
Operating expenses	6,418	5,866	552
Total ongoing operating costs	$33,549	$31,612	$1,937

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology services costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts for the majority of its predictable Canadian dollar expenditures on a rolling 12-month basis to mitigate the impact of foreign exchange volatility.

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Ongoing operating costs for 2016 were $33,549, an increase of $1,937, or 6%, from 2015. The increase in ongoing operating costs over the prior year was primarily attributable to increased headcount, incremental marketing expenses, and higher office lease expense, largely offset by foreign exchange benefits as the Canadian dollar weakened against the US dollar during the year.

Employment Costs

Employment costs, including salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting fees, benefits and other related taxes, are predominantly incurred in Canadian dollars. Employment costs of $23,220 in 2016 were relatively stable compared to 2015, increasing $521, or 2% year over year.

The Corporation added a number of new technology, product, and marketing driven resources to the business in 2016. Average full time equivalents (“FTEs”) increased from 193 in 2015 to 212 in 2016. FTEs in 2016 included contract and short term roles of 21 compared to 23 in 2015. The incremental payroll costs associated with increased resourcing levels in 2016 were largely offset by foreign exchange savings from the Corporation’s hedging program and the weaker Canadian dollar in 2016. New resource additions in 2016 were made to the Corporation’s San Francisco office and select hires in the Toronto head office, the majority of which were focused on the Points Travel and Loyalty Wallet products.

Included in the 2016 employment cost expense is stock-based compensation expense of $2,317 compared to $1,588 in 2015.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, customer acquisition costs, public relations costs, and other online marketing and promotional activities. Marketing and communications costs for 2016 were $2,220, increasing $516 or 30% from 2015. The increase from the prior year was largely driven by increased customer acquisition costs related to Corporation’s Points Travel product.

Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for 2016 were $1,691, increasing $348 or 26% from 2015. The increase from the prior year was the result of spending towards Cloud-based services, marketing related data tools, and additional server capacity.

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Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2016 were $6,418, an increase of $552, or 9% from 2015. The increase from the prior year was mainly attributable to the Toronto head office move and the new office lease agreement which reflects higher current market rates.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE
(In thousands of US dollars, except per
share amounts)	2016	2015	Variance
Net Income (loss)	$(1,515)	$5,165	$(6,680)

Earnings (loss) per share

Basic	$(0.10)	$0.33	$(0.43)

Diluted	$(0.10)	$0.33	$(0.43)

The Corporation reported net loss of $1,515 for the year ended December 31, 2016 compared with net income of $ 5,165 for the year ended December 31, 2015. The decrease from the prior year was largely driven by the write-off of the Corporation’s investment in China Rewards of $5,000, higher depreciation and amortization, and a decrease in Adjusted EBITDA.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,219,283 common shares for the year ended December 31, 2016, compared with 15,547,595 common shares for the year ended December 31, 2015. The Corporation reported basic and diluted loss per share of $0.10 for the year ended December 31, 2016, a decrease from basic and diluted earnings per share of $0.33 for the year ended December 31, 2015.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before taxes, depreciation, amortization, share-based compensation, impairment of long-term investment and foreign exchange. Management excludes these items because they could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

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Reconciliation of Net Income to Adjusted EBITDA

(In thousands of US dollars)	2016	2015	Variance
Net income	$(1,515)	$5,165	$(6,680)
Stock-based compensation	2,317	1,588	729
Income tax expense	1,545	2,474	(929)
Depreciation and amortization	4,529	3,546	983
Foreign exchange loss (gain)	230	(131)	361
Impairment of long-term investment	5,000	-	5,000
Adjusted EBITDA[1]	$12,106	$12,642	$(536)
Gross Profit[2]	$43,338	$42,666	$672
Adjusted EBITDA[1] as a % of Gross Profit[2]	28%	30%	(2% )

1 Adjusted EBITDA is a non-GAAP financial measure. See above for definition and explanation.
2Gross profit is a non-GAAP financial measure and is defined as Total revenue less direct cost of principal revenue. Refer to page 8 for definition and explanation.

For the year ended December 31, 2016, the Corporation’s Adjusted EBITDA was $12,106, a decrease of $536 or 4% from 2015. The decrease in Adjusted EBITDA was largely the result of the growth in ongoing operating costs outpacing the growth in gross profit in 2016, which was adversely impacted by the departure of the US Airways BGT program at the end of the first quarter of 2015.

In line with management’s view that gross profit is an integral measure of financial performance, Adjusted EBITDA as a percentage of gross profit is viewed by Management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas.

For the year ended December 31, 2016, Adjusted EBITDA as a percentage of gross profit was 28%, a decrease of 2% over the prior year period. The decrease was primarily attributed to the percentage growth in ongoing operating costs outpacing the year over year growth in gross profit.

DEPRECIATION, AMORTIZATION, INCOME TAX & OTHER EXPENSES

(In thousands of US dollars)	2016	2015	Variance
Depreciation and amortization	$4,529	$3,546	$983
Foreign exchange loss (gain)	230	(131)	361
Impairment of long-term investments	5,000	-	5,000
Income tax expense	1,545	2,474	(929)
Total	$11,304	$5,889	$5,415

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Depreciation and Amortization Expense

Depreciation and amortization expense in 2016 increased $983, or 28%, from 2015. The increase in expense from the prior year is due to additional amortization incurred from internally developed intangible assets which became available for use throughout 2016, including the Loyalty Commerce Platform and the Points Travel product. To a lesser extent, the increase was also from the accelerated amortization of leasehold improvements due to the revised termination date of the previous head office premises lease.

Foreign Exchange (“FX”) Gain / Loss

US / Canadian FX
Rates	2016	2015	2014
Period Start	0.7209	0.8599	0.9351
Period End	0.7437	0.7209	0.8599
Period Average	0.7550	0.7837	0.9059

US / EURO FX Rates	2016	2015	2014
Period Start	1.0906	1.2155	1.3768
Period End	1.0516	1.0906	1.2155
Period Average	1.1068	1.1105	1.3292

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet, revenues, and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. To the extent that the foreign denominated monetary assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income for the period. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The majority of the Corporation’s revenues in 2016 were transacted in US dollars and EUROs. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk arising from fluctuations in the value of the Canadian dollar relative to the US dollar.

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As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out as much as one year to reduce the foreign exchange risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in net income. For the year ended December 31, 2016, the Corporation reclassified a loss of $202, net of tax, from other comprehensive income into net income. The cash flow hedges were effective for accounting purposes at December 31, 2016. Realized gains from the Corporation’s hedging activities, in 2016, were driven by favourable hedging contract foreign exchange rates.

For the year ended December 31, 2016, the Corporation recorded a foreign exchange loss of $230 compared with a foreign exchange gain of $131 in 2015.

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Impairment of Long-term Investment

The Corporation recorded an impairment of $5,000 related to its investment in China Rewards as a result of changes in the expected recoverability of the cost of the investment in the fourth quarter of 2016. Specifically, due to certain loss events occurring during the fourth quarter of 2016, there are no future cash flows associated with the available-for-sale investment expected to accrue to the Corporation.

Income Tax Expense

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $1,545 in 2016 compared to an income tax expense of $2,474 in 2015 as the Corporation generated less taxable income in the current year.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)	2016	2015
Cash and cash equivalents	$46,492	$51,364
Short-term investments	10,033	-
Restricted cash	500	1,000
Funds receivable from payment processors	10,461	6,588
Accounts receivable	4,057	2,988
Prepaid expenses and other assets	1,475	1,256
Total current assets	$73,018	$63,196
Property and equipment	1,750	1,466
Intangible assets	16,896	18,616
Goodwill	7,130	7,130
Deferred tax assets	1,725	1,755
Long-term investment	-	5,000
Other assets	2,715	2,765
Total non-current assets	$30,216	$36,732

Accounts payable and accrued liabilities	$6,335	$5,530
Income taxes payable	1,638	278
Payable to loyalty program partners	53,242	49,526
Current portion of other liabilities	771	1,852
Total current liabilities	$61,986	$57,186
Deferred tax liabilities	211	425
Other liabilities	719	122
Total non-current liabilities	$930	$547
Total shareholders’ equity	$40,318	$42,195

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Cash and cash equivalents

The Corporation’s cash and cash equivalents balance decreased $4,872 compared to the end of 2015. The decrease in cash and cash equivalents was primarily due to the Corporation allocating cash of $10,033 towards short-term investments. The Corporation’s cash and cash equivalents balance is also impacted by the timing of loyalty partner transactions that can vary from period to period.

Short-Term Investments

The Corporation’s short-term investments balance increased by $10,033 during the year due to the purchase of an interest bearing, unsecured discount bearer deposit note issued by the Royal Bank of Canada with a term of 360 days maturing on October 20, 2017. The financial instrument is classified as held-to-maturity and measured at amortized cost.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance increased $3,873 compared to the end of 2016, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the period, and when the receivable balances have not been settled in cash by payment processors for the increased credit card transaction activity at period end.

Prepaid expenses and other assets

The Corporation’s prepaid expenses and other assets balance increased $219 compared to the end of 2016. This increase was primarily the result of incremental software licenses, a deposit for the lease on the new head office premises and favourable mark-to-market movements on the Corporation’s foreign exchange forward contracts.

Income taxes payable

The Corporation’s income taxes payable balance increased $1,360 compared to the end of 2015, and is primarily due to the timing of payments to income tax authorities.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners balance increased $3,716 compared to the end of 2015, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

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LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
(In thousands of US dollars)	2016	2015	Variance
Operating activities	$9,854	$21,932	$(12,078)
Investing activities	(12,626)	(2,922)	(9,074)
Financing activities	(3,176)	(5,505)	2,329
Effects of exchange rates	1,076	991	85
Change in cash and cash equivalents	$(4,872)	$14,496	$(19,368)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. The Corporation experienced a decrease in cash from operating activities compared to the prior year primarily due to the timing of receipts from payment processors.

Investing Activities

Cash used in investing activities during the current year included investments in short-term bearer deposit notes issued by the Royal Bank of Canada, additions to internally developed intangible assets, and leasehold improvements and capital assets additions related to the new office premises. Development efforts in the year included additional development features to enable the technological scalability of the LCP and the advancement of the Loyalty Wallet and Points Travel products.

Financing Activities

Cash flows used in financing activities for year ended December 31, 2016 were primarily related to the NCIB share repurchases which was reinitiated in March 2016.

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Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)	2016	2015
Cash and cash equivalents	$46,492	$51,364
Restricted cash	500	1,000
Short-term investments	10,003	-
Funds receivable from payment processors	10,461	6,588
Total funds available	67,486	58,952
Payable to loyalty program partners	53,242	49,526
Net Operating Cash[1]	$14,244	$9,426
Total current assets	$73,018	$63,196
Total current liabilities	61,986	57,186
Working Capital[2]	$11,032	$6,010

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Short-term investments and Funds receivable from payment processors) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other companies may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other companies.
2 Management defines “Working Capital” as ‘Total current assets’ less ‘Total current liabilities’.

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2016, the Corporation continues to remain debt free with $14,244 of net operating cash. Net operating cash increased $4,818 from December 31, 2016. The increase is primarily due to Adjusted EBITDA of $12,106 generated in the year ended December 31, 2016, partially offset by capital and intangible asset additions in the amount of $3,093, cash used for NCIB share repurchases in the amount of $3,181 the deposit of $325 for the new head office lease, and changes in other working capital balances.

The Corporation’s working capital (defined as current assets minus current liabilities) was $11,032 at December 31, 2016 compared to working capital of $6,010 as at December 31, 2015. Working capital increased primarily due to Adjusted EBITDA generated year ended December 31, 2016, partially offset by investing and financing activities during the period. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

On June 23, 2016, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. As at December 31, 2016, the following two facilities are available until May 31, 2017. The first facility is a revolving operating facility in the amount of $8,500. The second facility is a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. The term loan facility of $7,000 to fund repurchases of the Corporation’s common shares expired unutilized on March 8, 2016 and was not renewed. No amounts have been drawn to date under these facilities.

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Contractual Obligations and Commitments

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$7,096	$1,201		$1,327	$1,242	$1,117	$2,209
Principal revenue(2)	478,906	166,563		174,219	138,050	37	37
	$486,002	$167,764		$175,546	$139,292	$1,154	$2,246

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. Principal revenue contract guarantees are excluded from the commitments table once the minimum threshold is surpassed as the Corporation’s contractual commitment is satisfied.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sales of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has a balance in prepaid and other assets of $2,874 on the consolidated balance sheet representing mileage reward currencies held for future resale.

Transactions with Related Parties

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence within those companies. Two of these companies transacted with the Corporation during the year. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

The Corporation incurred the following amounts relating to these transactions as follows:

	Transaction values for the		Balance outstanding as at
	year ended December 31,		December 31,
	2016	2015	2016	2015
Marketing expenses	$89	$89	$7	$8
Technology services expenses	$7	$-	$-	$-

The Corporation had an investment in China Rewards and participated as a member of China Rewards’ Board of Directors. As at December 31, 2016, the Corporation had a receivable of $93 from China Rewards (December 31, 2015: $93). The Corporation has recorded an allowance for the full amount of the receivable from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in fully issued and outstanding common shares will increase by 89,188 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 8, 2017 (figures in CAD$).

Security Type	Expiry date	Number	Exercise Price
Option	March 19, 2017	85,217	9.74
Option	August 17, 2017	607	12.27
Option	September 28, 2017	1,878	11.00
Option	December 6, 2017	1,486	10.64
Total		89,188

OUTSTANDING SHARE DATA

As of March 8, 2017, the Corporation has 14,869,374 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 720,772 common shares. The options have exercise prices ranging from $9.74 to $30.84 with a weighted average exercise price of $15.24. The expiration dates of the options range from March 19, 2017 to August 22, 2021.

The following table lists the common shares issued and outstanding as at March 8, 2017 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,869,374
Convertible Securities: Share options	720,722	CAD$ 10,986,086
Common Shares Issued & Potentially Issuable	15,590,096	CAD$ 10,986,086
Securities Excluded from Calculation: Options Available to grant from ESOP(1)	809,138

(1) “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number outstanding share options.

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FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except per	Dec. 31,	Sept. 30,	Dec. 31,
share amounts)	2016	2016	2015
Revenue	$81,955	$82,442	$80,228
Gross profit[1]	11,921	10,062	9,964
Ongoing operating expenses	8,828	8,201	7,774
Adjusted EBITDA[2]	3,663	2,250	2,196
Net income (loss)	$(3,674)	$335	$961
Earnings (loss) per share
Basic	$(0.24)	$0.02	$0.06
Diluted	$(0.24)	$0.02	$0.06
Weighted average shares outstanding
Basic	15,092,158	15,222,256	15,383,635
Diluted	15,092,158	15,234,597	15,567,440
Total assets	$103,234	$97,943	$99,928
Total liabilities	$62,916	$52,204	$57,733
Shareholders’ equity	$40,318	$45,739	$42,195

1Gross profit is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 8 for definition and explanation.
2Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.

REVENUE, DIRECT COSTS AND GROSS PROFIT

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2016	2016	2015
Principal revenue	$78,023	$79,671	$77,045
Other partner revenue	3,862	2,725	3,143
Interest revenue	70	46	40
Total Revenue	$81,955	$82,442	$80,228
Direct cost of principal revenue	70,034	72,380	70,264
Gross profit[1]	$11,921	$10,062	$9,964
Gross margin[2]	15%	12%	12%

1Gross profit is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue.
2Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue.

Compared to prior periods, the Corporation generated relatively stable revenue combined with strong gross profit growth. Revenue generated during the fourth quarter of 2016 was $81,955, decrease of 1% over the third quarter of 2016 and an increase of 2% from the prior year fourth quarter. Conversely, gross profit of $11,921 for the fourth quarter of 2016 increased 18% over the third quarter of 2016 and increased 20% from the fourth quarter of 2016. While gross profit and revenue will typically increase or decrease in line with each other, the higher gross profit growth experienced in the fourth quarter of 2016 was primarily the result of stronger promotional activity on higher margin principal partnerships and commission partnerships.

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ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2016	2016	2015
Employment costs	$5,646	$5,457	$5,220
Marketing and communications	973	460	531
Technology services	455	446	355
Operating expenses	1,754	1,838	1,668
Total	$8,828	$8,201	$7,774

Ongoing operating costs increased $627 or 8% over the third quarter of 2016 and increased $1,054 or 14% over the fourth quarter of 2015. These increases are largely due to incremental marketing spend related to the Corporation’s Points Travel product.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2016	2016	2015
Depreciation and amortization	$1,078	$1,224	$895
Foreign exchange (gain) loss	61	1	(117)
Impairment of long-term investments	5,000	-	-
Income tax expense	628	301	451
Total	$6,767	$1,526	$1,229

Depreciation and amortization expenses decreased by $146 or 12% compared to the third quarter of 2016. The decrease is due to the accelerated amortization of leasehold improvements due to the revised termination date of the previous head office premises lease in July 2016. On the other hand, depreciation and amortization expenses increased by $183 or 20% over the fourth quarter of 2015 due to additional internally developed intangible assets that became ready for use throughout 2016.

Foreign exchange (gains) losses are a result of transactions in currencies other than the Corporation’s functional currency, the US dollar. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. An appreciation of the US dollar will result in foreign exchange losses in non-USD monetary balances, and a depreciation of the US dollar will result in foreign exchange gains in non-USD monetary balances.

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The Corporation recorded an impairment of $5,000 related to its investment in China Rewards as a result of changes in the expected recoverability of the cost of the investment in the fourth quarter of 2016. Specifically, due to certain loss events occurring during the fourth quarter of 2016, there are no future cash flows associated with the available-for-sale investment expected to accrue to the Corporation.

Income tax expense is a result of the taxable income generated by the Corporation in each period. The Corporation assesses its taxable income to ensure eligible tax deductions are fully utilized.

Adjusted EBITDA

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars)	Dec. 31,	Sept. 30,	Dec. 31,
	2016	2016	2015
Net income (loss)	$(3,674)	$335	$961
Share-based compensation	570	389	6
Income tax expense	628	301	451
Depreciation and amortization	1,078	1,224	895
Foreign exchange (gain) loss	61	1	(117)
Impairment of long-term investments	5,000	-	-
Adjusted EBITDA[1]	$3,663	$2,250	$2,196
Gross Profit[2]	$11,921	$10,062	$9,964
Adjusted EBITDA as a % of Gross Profit	31%	22%	22%

1 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.
2 Gross profit is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 8 for definition and explanation.

Adjusted EBITDA of $3,663 increased $1,413 or 63% from the third quarter of 2016 and increased $1,467 or 67% from the fourth quarter of 2015. The increase in Adjusted EBITDA relative to the comparable periods was primarily due to higher gross profit generated during the quarter, partially offset by increased marketing expenses related to the Points Travel product.

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SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)
Three month period	Total		Basic earnings	Diluted earnings
ended	Revenue	Net income	(loss) per	(loss) per share
		(loss)	share
December 31, 2016	$81,955	$(3,674)	$(0.24)	$(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06
March 31, 2016	73,560	893	0.06	0.06
December 31, 2015	80,228	961	0.06	0.06
September 30, 2015	81,133	768	0.05	0.05
June 30, 2015	67,898	1,721	0.11	0.11
March 31, 2015	67,117	1,715	0.11	0.11

Through years of successfully building and expanding partnerships with loyalty programs around the world, and deepening its understanding of loyalty program membership bases, the Corporation has built a reputation of being a leading provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline industry in the US and in Europe. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base, and has placed attention on other industries which are growing and include the hotel loyalty industry, financial services industry, and the specialty retail sector. Through the addition of new partnerships year after year, the Corporation has been able to generate increased revenues on a consistent basis. In addition to this, the Corporation has been able to grow revenues with existing partnerships year over year, as it increases its understanding of loyalty program members through the use of direct marketing techniques and effective consumer analytics. In addition, revenue growth has come from the ability to sell additional loyalty products and services to existing partners. Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter over quarter. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and effectiveness of promotional activity.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue and direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

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The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (“CGU”) or group of CGUs, i.e. the net present value of the future cash flows associated with the CGU or group of CGUs, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgment. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGU or group of CGUs to which goodwill has been allocated.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs as well as acquired technology and customer relationships. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgments surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgment of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Estimates and assumptions to determine the carrying value of property and equipment and related depreciation impact the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income (loss). The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

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For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s consolidated financial statements for the year ended December 31, 2016. The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

Recent accounting pronouncements adopted by the Corporation in 2016 are listed below:

Amendments to IAS 1 Disclosure Initiative – The amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

The materiality requirements in IAS 1
That specific line items in the statements of comprehensive income and the statement of financial position may be disaggregated
That entities have flexibility as to the order in which they present the notes to consolidated financial statements

That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the consolidated statements of financial position and the consolidated statements of comprehensive income. These amendments did not have a material impact on the consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - The IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. These amendments did not have a material impact on the consolidated financial statements.

Clarification of IAS 12, Income Taxes (“IAS 12”) – In November 2016, the IFRS Interpretations Committee issued clarifications that provide guidance on the application of tax rates related to the expected method of recovery of an indefinite- life intangible asset for the purposes of measuring deferred tax. These clarifications did not have a material impact on the consolidated financial statements.

New accounting standards and interpretations not yet adopted by the Corporation are listed below:

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The IASB has issued the following new standards and amendments to existing standards:

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation has a plan to ensure compliance with IFRS 15 by the required adoption date, which includes identifying differences between existing policies and IFRS 15, ensuring the data collection process is sufficient and appropriate, and communicating the upcoming changes with various stakeholders. The Corporation is currently executing on its adoption plan and continues to assess the impact of this standard on the consolidated financial statements.

Amendments to IAS 12, Income Taxes – In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) – In January 2016, the IASB issued IFRS 16 which specifies how a company will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. The standard is mandatorily effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements. The extent of the impact has not yet been determined.

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Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) – In January 2016, the IASB issued amendments that require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company will adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

Amendments to IFRS 2, Share-based Payment (“IFRS 2”) – In June 2016, the IASB issued amendments that provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash- settled to equity-settled. The Company intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) - In July 2014, the IASB issued IFRS 9 (2014) that will eventually supersede the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements. The Company does not expect the standard to have a material impact on the consolidated financial statements.

IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration – In December 2016, the IASB issued interpretation which clarifies the date that should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the Interpretation has not yet been determined.

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RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. The Corporation generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

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We may not be able to convert the Corporation’s pipeline of prospective partners or launch new products with new or existing partners as expected or planned

There can be no assurance that the Corporation will be successful in launching new partnerships with existing products or launching new products with new or existing partnerships as expected or planned. There is a risk that revenue and profitability targets will not be achieved if expected new partner launches or new product launches does not materialize.

We could face significant liquidity risk if we fail to meet contractual performance commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners, which, for the most part, have been met. The commitments are measured annually. There is a risk that these commitments may not be met, such as the case in 2015 and in certain prior years, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation, as well as, significant competition from the online travel agency industry including existing and new online travel agencies that directly competes against the Corporation’s Points Travel product

With respect to the Corporation’s Points Loyalty Wallet consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points Loyalty Wallet.

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The Corporation's loyalty currency services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions such as a cash and points product that could replace or compete with the products and services offered by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Further, with respect to the Points Travel product, the Corporation may face significant competition from other online travel agencies. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation in the online travel agency industry. Therefore, the financial performance of the Corporation may be adversely affected by such competition.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners and their membership. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

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We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

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We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

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Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the reports of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

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On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of December 31, 2016. Based on this evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in ruled adopted by the SEC and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter and year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

 Management of the Corporation has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Corporation’s internal control over financial reporting is effective as of December 31, 2016.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2016, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s consolidated financial statements as at and for the year ended December 31, 2016.

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